N E W S R E L E A S E

FOR IMMEDIATE RELEASE

Contact:	Yvonne “Rie” Atkinson
410-768-8857 (office)
ratkinson@bogb.net

GLEN BURNIE BANCORP RELEASES 1Q 2013 EARNINGS

GLEN BURNIE, MD (May 9, 2013) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the first quarter.

The company realized net income of $529,000 or $0.19 basic earnings per share in the quarter ended March 31, 2013 as compared to net income of $730,000 or $0.27 basic earnings per share for the same period in 2012.

Net interest income after provision for credit losses in the first quarter was $2,913,000 as compared to $3,208,000 in 2012. Total assets were $388,867,000 as of March 31, 2013 compared to $387,438,000 at December 31, 2012. Deposits were $334,141,000 as of March 31, 2013 compared to $332,289,000 at December 31, 2012.

“We continue to see loan demand; however earnings continue to be impacted by a compressed net interest margin as a result of the current low interest rate environment we now operate in.” said Michael G. Livingston, President and Chief Executive Officer.

On April 5, 2013 Glen Burnie Bancorp paid a regular dividend of ten cents ($0.10) per share of common stock to shareholders of record at the close of business on March 29, 2013 marking the company’s 83rd consecutive dividend.

Glen Burnie Bancorp will host its Annual Meeting of Stockholders on Thursday, May 9th at the bank’s Glen Burnie Branch in Glen Burnie, Maryland. Registration opens at 2:00 p.m. and the meeting will begin at 2:30 p.m.

Glen Burnie Bancorp is the parent company of The Bank of Glen Burnie®. Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County. (thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Balance Sheets
(dollars in thousands)

	(unaudited)	(audited)
	March	December
	31, 2013	31, 2012
Assets

Cash and due from banks	$7,530	$9,332
Interest bearing deposits	6,663	6,627
Federal funds sold	444	2,669
Investment securities	103,298	100,490
Loans, net of allowance	252,070	249,632
Premises and equipment at cost, net of accumulated depreciation	3,874	3,873
Other real estate owned	412	478
Other assets	14,576	14,337
Total assets	$388,867	$387,438

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$334,141	$332,289
Long-term borrowings	20,000	20,000
Other liabilities	1,292	1,561
Total liabilities	355,433	353,850

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding March 31, 2013 2,736,978;
December 31, 2012 2,736,978 shares	2,737	2,737
Surplus	9,605	9,605
Retained earnings	19,038	18,783
Accumulated other comprehensive gain, net of tax benefits	2,054	2,463
Total stockholders' equity	33,434	33,588

Total liabilities and stockholders' equity	$388,867	$387,438

Glen Burnie Bancorp and Subsidiaries
Condensed Consolidated Statements of Income
(dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	(unaudited)
	2013	2012

Interest income on
Loans, including fees	$3,003	$3,364
U.S. Government agency securities	187	254
State and municipal securities	418	417
Other	22	21
Total interest income	3,630	4,056

Interest expense on
Deposits	559	688
Long-term borrowings	158	160
Total interest expense	717	848

Net interest income	2,913	3,208

Provision for credit losses	-	-

Net interest income after provision for credit losses	2,913	3,208

Other income
Service charges on deposit accounts	138	143
Other fees and commissions	175	187
Other non-interest income	6	5
Income on life insurance	58	60
Gains on investment securities	2	23
Total other income	379	418

Other expenses
Salaries and employee benefits	1,655	1,732
Occupancy	202	197
Other expenses	828	757
Total other expenses	2,685	2,686

Income before income taxes	607	940

Income tax expense	78	210

Net income	$529	$730

Net income per share of common stock	$0.19	$0.27

Weighted-average shares of common stock outstanding	2,736,978	2,722,419